Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Con-way Inc. Administrative Committee
Con-way Personal Savings Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-92399, 333-102749 and 333-162845) on Form S‑8 of Con-way Inc. of our report dated June 25, 2013, with respect to the statement of net assets available for benefits of the Con-way Personal Savings Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Con-way Personal Savings Plan.

/s/ Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 25, 2013